UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Integramed America, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45810N302
(CUSIP Number)

Peter R. Kellogg
48 Wall Street
30th Floor
New York, New York 10005
(212) 389-5841
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45810N302
1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,241,286
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,241,286
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,241,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45810N302
1.	Names of Reporting Persons IAT Reinsurance Company Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,221,084
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,221,084
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,221,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 2 ("AMENDMENT NO. 2") to Schedule 13D is being filed in connection with the execution a voting agreement regarding shares of the common stock, $0.01 par value per share (the "SHARES"), of Integramed America, Inc., a Delaware corporation (the "COMPANY") that may be deemed to be beneficially owned by IAT Reinsurance Company, Ltd. (“IAT"). IAT and Peter R. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 2 amends and supplements the statement on Schedule 13D dated January 26, 2010 and amendments thereto relating to the Shares. This Amendment No. 2 reflects transactions and developments through June 10, 2012, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended. A joint filing agreement by the Reporting Persons is attached hereto as Exhibit A.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a) As of the close of business on June 10, 2012, the Reporting Persons beneficially owned an aggregate of 3,241,286 Shares, constituting approximately 27.0% of the Shares outstanding, based on 11,986,713 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 7, 2012.

(b) IAT Reinsurance is the owner of 3,221,084 Shares. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 202 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) Other than as disclosed herein, during the past 60 days, the Reporting Persons have not engaged in any transactions in the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

On June 10, 2012, IAT entered into a voting agreement with the Company to wherein IAT Reinsurance agreed to vote in favor of the merger as set forth in that certain Merger Agreement, dated June 10, 2012, and further described in the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A - Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated September 5, 2012.

Exhibit B - Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 5, 2007.

Exhibit C - Purchase Agreement between IAT Reinsurance Company Ltd. and Integramed America, Inc., dated February 11, 2010. Incorporated by reference from Integramed's Form 8-K filed February 12, 2010.

Exhibit D - Voting Agreement between IAT Reinsurance Company Ltd., Wilshire Insurance Company and SCP-325 Holding Corp., dated June 10, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	September 5, 2012

IAT REINSURANCE COMPANY LTD.

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated September 5, 2012.
2	Voting Agreement between IAT Reinsurance Company Ltd., Wilshire Insurance Company and SCP-325 Holding Corp., dated June 10, 2012.

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